 16000048 S



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING December 1, 2014 AND ENDING November 30, 2015

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Security Corporation

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

24009 Ventura Blvd., Suite 101

(No. and Street)

Calabasas	California	91302
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard A. Leach   (818) 225-9529

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc.

(Name – if individual. state last. first. middle name)

9221 Corbin Avenue, Suite 170 Northridge		CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __Richard A. Leach_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Investment Security Corporation_____ , as

of __November 30_____ , 20_15____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows: _N. A._

State of California
County of _Los Angeles_
Subscribed and sworn to (or affirmed) before me
on this _21st_ day of _January_ 20 _16_
by _Richard A. Leach_ , proved to me
on the basis of satisfactory evidence to be
the person(s) who appeared before me.

Nicole S. Lane
Notary Public

By: _____ [Signature]
Signature

President
Title

A notary public or other officer completing this
certificate verifies only the identity of the
individual who signed this the document to which
this certificate is attached, and not the
truthfulness, accuracy, or validity of that
document.

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [✓] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
Investment Security Corporation

We have audited the accompanying statement of financial condition of Investment Security Corporation as of November 30, 2015, and the related statements of operations changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Investment Security Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation of the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investment Security Corporation as of November 30, 2015, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The information contained in Schedule I and II (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Investment Security Corporation's financial statements. The supplemental information is the responsibility of Investment Security Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 18, 2016

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

WE FOCUS & CARE

Investment Security Corporation
Statement of Financial Condition
November 30, 2015

Assets

Cash	$	51,142
Commissions receivable		2,011
Accounts receivable		3,505
Prepaid income taxes		3,760
Prepaid expense		7,931
Deposit		862
Total assets	$	69,211

Liabilities and Stockholder's Equity

Liabilities

Commissions payable	$	1,998
Accrued expenses		750
Total liabilities		2,748

Stockholder's equity

Common stock, no par value, 100,000 shares authorized,	
100 shares issued and outstanding	1,000
Additional paid-in capital	10,000
Retained earnings	55,463
Total stockholder's equity	66,463
Total liabilities and stockholder's equity $	69,211

The accompanying notes are an integral part of these financial statements.

Investment Security Corporation
Statement of Income
For the Year Ended November 30, 2015

Revenues

Commissions	$ 1,309,240
Fee based income	66,502
Other income	51,436
Total revenues	1,427,178

Expenses

Commissions expense	1,137,594
Communications	1,392
Professional fees	241,376
Occupancy and equipment rental	5,172
Other operating expenses	45,439
Total expenses	1,430,973
Net income (loss) before income tax provision	(3,795)
Income tax provision	1,253
Net income (loss)	$ (5,048)

The accompanying notes are an integral part of these financial statements.

Investment Security Corporation
Statement of Changes in Stockholder's Equity
For the Year Ended November 30, 2015

	Common Stock	Additional paid-in capital	Retained Earnings	Total
Balance at November 30, 2014	$ 1,000	$ 10,000	$ 60,511	$ 71,511
Net income (loss)	-	-	(5,048)	(5,048)
Balance at November 30, 2015	$ 1,000	$ 10,000	$ 55,463	$ 66,463

The accompanying notes are an integral part of these financial statements.

Investment Security Corporation
Statement of Cash Flows
For the Year Ended November 30, 2015

Cash flow from operating activities:

Net income (loss)		$ (5,048)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Accounts receivable	$ 995	
Commissions receivable	(438)	
Prepaid income taxes	5,357	
Prepaid expense	4,400	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	750	
Commissions payable	439	
Total adjustments		11,503
Net cash provided by (used in) operating activities		6,455
Net cash provided by (used in) in investing activities		-
Net cash provided by (used in) financing activities		-
Net increase (decrease) in cash		6,455
Cash at beginning of year		44,687
Cash at end of year		$ 51,142

Supplemental disclosure of cash flow information:

Cash paid during the year for:

Interest	$	-
Income taxes	$	4,800

The accompanying notes are an integral part of these financial statements.

Investment Security Corporation
Notes to Financial Statements
November 30, 2015

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Investment Security Corporation (the "Company") was incorporated in the State of California on January 21, 1999. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including to serve in the capacity as the broker dealer for the offering and selling of public (registered), non-traded (non-listed) REITS, private placements, mutual funds, section 529 college savings plan and variable insurance products at the retail level.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a non-introducing basis. The Company does not receive, directly or indirectly, or hold funds or securities and does not carry accounts or execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

Note 2: INCOME TAXES

The current and deferred portions of the income tax expense (benefit) included in the Statement of Operations as determined in accordance with FASB ASC 740 are as follows:

	Current	Deferred	Valuation Allowance	Total
Federal	$ 453	$ -	$ -	$ 453
State	800	-	-	800
Total income tax expense (benefit)	$ 1,253	$ -	$ -	$ 1,253

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of November 30, 2015, the IRS has not proposed any adjustment to the Company's tax position.

Note 3: RELATED PARTY TRANSACTIONS

The Company shares common ownership with the Law offices of Richard A Leach ("Law Office"). The Company and Law Office share office space, for which each pays their proportionate share of rent directly to the landlord. In addition, the Company and Law Office pay proportionate share of certain predetermined overhead and general expense under a formal expense sharing agreement.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 4: COMMITMENTS AND CONTINGENCIES

Contingencies

The Company is a defendant in a quasi-class action case filed by tenant-in common investors in a real estate structure transaction. The Company was served during March 2009. None of the plaintiffs were customers of the Company. No trial date has been set. The Company believes that the lawsuit is without merit with respect to the Company.

In November 2014, the Company was named as a respondent in a FINRA arbitration. In November 2015, the arbitration was dismissed.

In July 2015, the Company was named as a respondent in a FINRA arbitration. The Company believes that the arbitration is without merit with respect to the Company.

After evaluating the claims, the Company made no provision in the accompanying financial statements for legal costs related to the actions discussed above.

Note 5: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at November 30, 2015 or during the year then ended.

Note 6: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS

In July 2013, the U.S. Securities and Exchange Commission ("SEC") adopted amendments to its broker-dealer reports rules, which will now require, among other things, that audits of all SEC-registered broker-dealers be conducted under Public Company Accounting Oversight Board ("PCAOB") standards for fiscal years ending on or after June 1, 2014, effectively replacing the American Institute of Certified Public Accountants with the PCAOB as the auditing standard-setter for auditors of broker-dealers, and replacing Generally Accepted Auditing Standards with PCAOB standards for broker-dealers that are subject to audit. Broker-dealers will be required to file either compliance reports or exemption reports, as applicable, and file reports of independent public accountants covering compliance reports or exemption reports (prepared in accordance with the PCAOB standards). Additionally, effective December 31, 2013, if a broker-dealer is a SIPC member firm, broker-dealer audited financial statements will also be required to be submitted to SIPC, and broker-dealers will be required to file a new quarterly Form Custody.

In addition, SEC adopted amendments to various financial responsibility rules. For a broker-dealer such as the Company, these amendments were mostly technical in nature and effectively ratified various interpretive and no-action positions taken by SEC staff over many years or which conformed to existing practices or self-regulatory organizational rules.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 8: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on November 30, 2015, the Company had net capital of $50,392, which was $45,392 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($2,748) to net capital was 0.05 to 1.

Investment Security Corporation
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of November 30, 2015

Computation of net capital

Common stock	$ 1,000	
Additional paid-in capital	10,000	
Retained earnings	55,463	
Total stockholder's equity		$ 66,463
Less: Non-allowable assets		
Commission receivable, in excess of payable	(13)	
Prepaid income taxes	(3,760)	
Prepaid expense	(7,931)	
Deposit	(862)	
Accounts receivable	(3,505)	
Total non-allowable assets		(16,071)
Net Capital		50,392

Computation of net capital requirements
Minimum net capital requirements

6 2/3 percent of net aggregate indebtedness	$ 183	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 45,392
Ratio of aggregate indebtedness to net capital	0.05 : 1	

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated November 30, 2015 (See Note 8).

INVESTMENT SECURITY CORPORATION
**Schedule II - Computation for Determination of the Reserve Requirements and Information
Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC
Rule 15c3-3**
As of November 30, 2015

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

Investment Security Corporation
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended November 30, 2015



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Investment Security Corporation identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Investment Security Corporation claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Investment Security Corporation stated that Investment Security Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Investment Security Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Investment Security Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 18, 2016

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE   *WE FOCUS & CARE*

Assertions Regarding Exemption Provisions

We, as members of management of Investment Security Corporation ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the year ended November 30, 2015.

Investment Security Corporation

By:

_____
Richard A. Leach, President

_____December 17, 2015_____
(Date)

Investment Security Corporation
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended November 30, 2015



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Investment Security Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended November 30, 2015, which were agreed to by Investment Security Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Investment Security Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Investment Security Corporation's management is responsible for Investment Security Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries contained in the client general ledger noting no differences;

2. Compared amounts reported on the unaudited Form X-17A-5 for the year ended November 30, 2015, with the amounts reported in General Assessment Reconciliation (Form SIPC-7) for the year ended November 30, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with client prepared supporting schedules and working papers contained in our "A" work papers noting no differences;

4. Proved the arithmetical accuracy of the calculations in the Form SIPC-7 and in the related schedules and working papers prepared by Investment Security Corporation supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com

LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE   *WE FOCUS & CARE*

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 18, 2016

Investment Security Corporation
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended November 30, 2015

	Amount
Total assessment	$ 3,253
SIPC-6 general assessment Payment made on June 1, 2015	(1,593)
Less prior overpayment applied	-
SIPC-7 general assessment Payment made on November 30, 2015	(1,660)
Total assessment balance (overpayment carried forward)	$ -